

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 4, 2006

Mr. Mark J. Thomas
Chief Financial Officer
Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029

RE: Form 10-K for the Fiscal Year ended April 30, 2005
Forms 10-Q for the Fiscal Quarters ended July 31, 2005, October 31, 2005 and January 31, 2006
File No. 1-10146

Dear Mr. Thomas:

We have reviewed your response letter dated March 8, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended April 30, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

2. We have reviewed your response to comment 5. Given the recurring losses reported by your energy and facilities solutions segment, it is not clear how you determined goodwill related to this reporting unit was not impaired. Please provide us with your goodwill impairment analysis as of April 30, 2005 for all reported goodwill. Your analysis should clearly demonstrate how you determined that an impairment did not exist for this reporting unit. Please also provide us with a summary of all significant assumptions used in your analysis as well as a discussion of how you determined it was appropriate to use these assumptions. For example, you should discuss and provide support for the growth rates and discount rates used.

<u>Note 8 – Mortgage Notes Payable and Leases, page 30</u>

3. We have reviewed your response to comment 7. Please tell us more about your accounting of tenant improvements. Specifically, address the following:
   - Clarify how you record the cost of tenant improvements on your financial statements in situations when you determine the improvements belong to you and in situations when you determine the improvements belong to the lessee;
   - In situations when you consider the improvements to belong to the lessee, tell us how you determined it was appropriate to treat the improvements as lease incentives; and
   - Tell us the accounting literature you used to determine the appropriate accounting of the tenant improvements, including the literature used to develop criteria to determine who owns tenant improvements.

4. We have reviewed your response to comment 10. Please provide us with changes in the allowance for doubtful accounts for 2005 that appear to have been omitted in your response. Please also provide us with changes in the allowance for doubtful accounts for your contracts receivable separately from your trade accounts receivable.

<u>Form 10-Q for the quarter ended January 31, 2006</u>

<u>General</u>

5. Please address the comments above in your interim filings as well.

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page 2</u>

6. We have reviewed your response to comment 4. We remind you that paragraph 78 of FASB Concepts Statement No. 6 states that revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations. In Note 1 (Organization and Business), you state that you engage in real estate investment and development. Given this, it is unclear how you determined that the sale of real estate held for future development should no longer be reflected in revenues. Please clarify. In your Form 10-K for the year ended April 30, 2005, it appears that these sales were reported in your real estate segment's revenues. Given that paragraph 29 of SFAS 131 states that the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance, tell us how you determined it is now appropriate to remove these sales from your real estate segment's reported revenues in Note 6 (Operating Segments).

7. We have reviewed your response to comment 12. Please address the following:
   - Your revenue recognition policy states that energy services revenues are reported on the percentage-of-completion method. Please clarify what method was used to recognize revenue related to this contract;
   - Please tell us the accounting literature that you used to determine the appropriate accounting for this transaction, including your treatment of the costs incurred as period costs;
   - In light of the contingencies within the contract, please explain to us how you determined it was not appropriate to use the completed-contract method. Refer to paragraphs 30 through 33 of SOP 81-1; and
   - Please provide us with the specific facts and circumstances as to why revenue was not fixed or determinable based on the provisions of the consulting services contract.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief